December 15, 2004

By Facsimile and U.S. Mail

Lawson M. Vicario, Esq.
Wyche Burgess Freeman & Parham, PA
PO Box 728
Greenville, SC 29602-0728

	Re:	RSI Holdings, Inc.
		Draft Schedule 13E-3/TO-T, Amendment No. 2
      	Submitted by BCM Acquisition Corporation, Buck A. Mickel
      	Charles C. Mickel and Minor M. Shaw
      	Dated December 8, 2004

Dear Ms. Vicario,

	We have the following comment on the above-referenced filing:
Offer to Purchase

Special Factors, page 9

1. We note the revised disclosure in response to comment 2.
Please revise the background section to clarify whether any of the filing persons was present for either of the presentations by the financial advisor. It is unclear whether the filing persons have been made aware of the analysis underlying either of the financial advisor`s opinions. Please advise. In addition, we note that the filing persons have received a copy of the financial advisor`s opinions.

Please clarify whether they received copies of both opinions. In their fairness discussion, they state that while they did not consider the fairness opinions, the fairness opinion "provides a measure of confirmation of [their] pre-existing determination of fairness." It appears that the filing persons should provide the disclosure required by Item 1015 of Regulation M-A with respect to the fairness opinions. Please revise the filing accordingly or tell us why it is not necessary.

Schedule B - Security Ownership of Certain Beneficial Owners and
Management

2. As we discussed, please revise the beneficial ownership table so that each person`s beneficial ownership is reflected in full in the table.

Please respond to our comments by filing an amended Schedule
13E-3 and Schedule TO-C. Please furnish a response letter, keying your response to our comment letter. You should transmit the letter via EDGAR under the label "CORRESP." In the even that you believe that compliance with any of the above comments is inappropriate, provide a basis for such belief to the staff in the response letter. Please contact me at (202) 942-1881 if you have any questions.

Sincerely,



Abby Adams
Special Counsel
Office of Mergers and Acquisitions